UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15026200

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8 - 53683

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

XT Capital Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 Post Road East
(No. and Street)

Westport (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynne Minard (212) 909-2682
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael R. Sullivan & Company, Certified Public Accountants, P.C.
(Name -- *if individual, state last, first, middle name*)

1140 Franklin Avenue (Address) Garden City (City) NY (State) 11530 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ty 4/22

OATH OR AFFIRMATION

I, Lynne Minard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of XT Capital Partners, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2018

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditors' reports on internal control & applying agreed-upon procedures.
- [ ] (p) Rule 15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

XT CAPITAL PARTNERS, LLC

FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

XT CAPITAL PARTNERS, LLC

Table of Contents

December 31, 2014

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530
Telephone: (516) 742-2324 Fax: (516) 742-0530

E-mail: mrscpapc@gmail.com;
mrsullivan@sullivancpapc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of XT Capital Partners, LLC

We have audited the accompanying statement of financial condition of XT Capital Partners, LLC (a limited liability company) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. XT Capital Partners, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of XT Capital Partners, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Michael R. Sullivan & Company
Certified Public Accountants, P.C.
Garden City, New York

February 27, 2015

XT CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS		
Current Assets		
Cash	$	618,416
Fees receivable		431,154
Total Current Assets		1,049,570
Equipment, net		11,937
Other assets		90,113
	$	1,151,620

LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$	249,631
Total current liabilities		249,631
Members' Equity		901,989
	$	1,151,620

See accompanying notes to financial statement.

Note 1 - Nature of Operations

XT Capital Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets and distributes specialized investment management strategies for institutional investors.

Effective December 30, 2010, the Company became a member of the Municipal Securities Rulemaking Board.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Equipment

Equipment is stated at cost less accumulated depreciation. The Company provides for depreciation on the straight-line method as follows:

Assets	Estimated Useful Life
Computer equipment	3 Years
Furniture	7 Years

Revenue Recognition

The Company recognizes advisory revenues in accordance with the provisions of the respective agreements.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

No provision for federal and state income taxes has been recorded because the Company is a limited liability company. Accordingly, the individual members report their share of the Company's income or loss on their income tax returns.

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The Company's federal, state and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

The Company's local tax returns for the years 2009 through 2012 are currently under examination. While management is unable to predict with certainty the outcome of the examinations, based on current knowledge, the Company does not expect the ultimate resolution of the pending examinations will have a material adverse effect on the Company's financial statements.

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Equipment

Details of equipment at December 31, 2014 are as follows:

Computer equipment	$	68,951
Furniture		14,137
		83,088
Less accumulated depreciation		(71,151)
	$	11,937

Note 4 - Concentrations

The Company maintains all of its cash in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any loss in this account and believes it is not subject to any significant credit risk.

Advisory fees earned from five investment managers accounted for 90% of the Company's total fees in 2014. Fees receivable relating to two of these investment managers at December 31, 2014 accounted for 100% of the fees receivable.

Note 5 - Commitments

The Company entered in an agreement to lease office space in Connecticut under a lease with a term from February 1, 2014 through February 28th, 2017. The lease requires the Company to pay utilities and other costs associated with the office space.

Note 5 - Commitments (continued)

Minimum annual rentals for the years ended December 31 are:

2015	16,250
2016	16,790
2017	2,812
Total	$ 35,852

Note 6 - Retirement Plan

The Company maintains a Qualified Retirement Plan for its participants. Company contributions are made at the discretion of the members and are subject to limitations provided by the Internal Revenue Code. The contribution to the retirement plan for the year ended December 31, 2014 is $156,000, which is included in "accrued expenses" in the statement of financial condition and in "compensation and other" in the statement of operations.

Note 7 - Net Capital Requirement

The Company, as a member of the FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

Note 7 - Net Capital Requirement (continued)

At December 31, 2014, the Company's net capital was approximately $369,000 which was approximately $352,000 in excess of its minimum requirement of $16,642 under SEC Rule 15C3-1.

Note 8 - Other Matters

During the year, the Company engaged registered representatives to provide marketing support in its private placement activities. Fees to representatives are based on the amount of funds successfully placed.

Note 9 - Fair Value

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

Note 9 – Fair Value (continued)

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

> Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
>
> Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
>
> Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

Note 10 – Subsequent Events

These financial statements were approved by management and available for issuance on February 26, 2015. Subsequent events have been evaluated through this date.